SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No.___)*
Castle Brands Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
148435100

(CUSIP Number)
Steven Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 5, 2008

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☒.
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	148435100	Page	2	of	6

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		648,526*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,400**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		648,526*

WITH	10	SHARED DISPOSITIVE POWER

237,400**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

885,926***

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	Includes vested warrants and options to purchase 48,750 Common Shares (as defined herein).

**	Includes vested warrants to purchase 162,000 Common Shares.

***	Includes vested warrants and options to purchase 210,750 Common Shares.

CUSIP No.	148435100	Page	3	of	6

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		75,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	148435100	Page	4	of	6

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		162,000**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

162,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,000**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

**	Includes vested warrants to purchase 162,000 Common Shares.

CUSIP No.	148435100	Page	5	of	6
SCHEDULE 13D
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 570 Lexington Avenue, 29th Floor, New York, New York 10022.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, the “Reporting Persons”).
     (b) Each Reporting Person has a business address of 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137.
     (c) Frost’s present principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware whose address is 4400 Biscayne Boulevard, Suite 1180, Miami, Florida 33137.
     Each of the Trusts is a trust organized under the laws of the State of Florida. The principal business of each Trust is making and holding investments.
     (d) and (e) To the knowledge of each Reporting Person, during the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
     (f) Frost is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The source of funds for the acquisition of the Common Shares beneficially owned by the Reporting Persons was from the working capital of the respective Trusts. The purchase price for such Common Shares was approximately $3,176,382.20, or $4.70 per share.
Item 4. Purpose of Transaction
     The Reporting Persons are engaged in discussions with management and representatives of the board of directors (and a special committee thereof) of the Issuer concerning a potential financing and acquisition transaction that could, if consummated, result in a change of control of the Issuer, and intend to evaluate confidential information relating to the Issuer in connection therewith. For this purpose, the Reporting Persons and the Issuer have entered into a non-disclosure agreement. The Reporting Persons intend to continue these negotiations and to closely evaluate the performance of the Issuer, including, but not limited to, the continued analysis and assessment of the Issuer’s share price, business, assets, operations, financial condition, capital structure, management and prospects. The Reporting Persons have contacted and may contact other stockholders, debtholders and other stakeholders of the Issuer to discuss their views as to any of the foregoing. As a result of the foregoing, the Reporting Persons may be deemed to hold the Common Shares beneficially owned by them with the purpose or effect of changing or influencing control of the Issuer.

CUSIP No.	148435100	Page	6	of	6
     Until definitive documentation is executed, the parties have no binding legal obligation to close the potential financing and acquisition transaction being discussed. There can be no assurances that an agreement with respect to such a transaction will be reached, or, if an agreement is reached, that any such transaction will be consummated.
     Depending upon the outcome of their negotiations with the Issuer and discussions with other stockholders, debtholders and other stakeholders of the Issuer, the Reporting Persons will continue to evaluate and analyze the Issuer, and based upon such analysis and such other factors which the Reporting Persons may consider relevant, the Reporting Persons may or may not take any action that would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) and (b) The Reporting Persons beneficially own Common Shares as follows:

	Number of	Sole or Shared	Sole or Shared	% of Total
Name	Common Shares	Voting	Dispositive	Outstanding(1)
Phillip Frost, M.D.	648,526	Sole	Sole	4.1%
	237,400	Shared(2)(3)	Shared(2)(3)	1.5%
Total:	885,926			5.6%

Frost Gamma Investments Trust	75,400	Shared(2)	Shared(2)	0.5%

Frost Nevada Investments Trust	162,000	Shared(3)	Shared(3)	1.0%

(1)	The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008.

(2)	Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the Common Shares held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(3)	Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the Common Shares held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.
     (c) No Reporting Person has effected any transactions in the Common Shares in the past 60 days.
     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     None.

Item 7.	Material to be Filed as Exhibits
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of September 15, 2008

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee